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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

                          ----------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                          ----------------------------

                                 PAULA FINANCIAL
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          ----------------------------

                                 PAULA FINANCIAL
                        (NAME OF FILING PERSON (OFFEROR))

                          ----------------------------

       Certain Options to Purchase Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                          ----------------------------

                                  703 588 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

                          ----------------------------

                                Jeffrey A. Snider
                             Chief Executive Officer
                                 PAULA Financial
                        300 North Lake Avenue, Suite 300
                           Pasadena, California 91101
                                 (626) 304-0401

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                           Edward A. Reilly, Jr., Esq.
                            Ernest S. Wechsler, Esq.
                         Brobeck, Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                            CALCULATION OF FILING FEE
      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
           $559,800                                          $112

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 311,000 shares of common stock of PAULA Financial having an aggregate value of $559,800 as of May 16, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:    $112
                                      ------------------------------------
           Form or Registration No.:  Schedule TO
                                      ------------------------------------
           Filing party: PAULA Financial
                         -------------------------------------------------
           Date filed:  May 22, 2001
                        --------------------------------------------------
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/


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         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by PAULA Financial (the "Company"), a Delaware corporation, on May 22, 2001, as previously amended by Amendment No. 1 to the Schedule TO dated June 15, 2001. The Schedule TO relates to the offer by the Company to exchange all options (the "Options") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), that are outstanding under the Company's 1994 Stock Incentive Plan and the Company's Amended and Restated 1997 Stock Incentive Plan and held by current employees, directors and consultants of the Company for restricted shares of the Company's Common Stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 22, 2001 and the related Letter of Transmittal (collectively, the "Offer").

Item 8.    Interest in Securities of the Subject Company.

Item 8 is hereby amended and supplemented as follows:

         The Offer expired at 5:00 p.m., Pacific Standard Time, on Friday, June 22, 2001. Promptly after the expiration of the Offer and upon the terms and subject to the conditions thereof, the Company accepted Options to purchase an aggregate of 311,000 shares of Common Stock that were validly tendered and not properly withdrawn prior to the expiration of the Offer in exchange for 311,000 restricted shares of Common Stock and cancelled all such Options.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    PAULA Financial



                                    /S/ JEFFREY A. SNIDER
                                    -----------------------
                                    Jeffrey A. Snider
                                    Chief Executive Officer

Date:  June 29, 2001



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